Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated August 16, 2006, and the related Letter of Transmittal, as they may be amended or supplemented from time to time and the information contained therein is incorporated herein by reference. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance of offers to sell Shares would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of International Paper Company by Goldman, Sachs & Co. and UBS Securities LLC, the Dealer Managers, or by one or more registered brokers or dealers registered under that jurisdiction’s laws.

Notice of Offer to Purchase for Cash

by

of

up to 41,666,667 Shares of its Common Stock

at a Purchase Price not Greater Than $36.00

nor Less Than $32.50 per Share

International Paper Company, a New York corporation (the “Company”), is offering to purchase for cash up to 41,666,667 shares of its common stock, par value $1.00 per share (the “Shares”), at a purchase price not greater than $36.00 nor less than $32.50 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”).

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON SEPTEMBER 13, 2006, UNLESS THE OFFER IS EXTENDED.

The Company’s Board of Directors has approved the Offer. However, none of the Company, its Board of Directors, the Dealer Managers, the Information Agent or the Depositary make any recommendation to any shareholder as to whether to tender or refrain from tendering any Shares or as to the price or prices at which shareholders may choose to tender their Shares. Shareholders must make their own decision as to whether to tender their Shares and, if so, how many Shares to tender and the price or prices at which their Shares should be tendered. In doing so, shareholders should read carefully the information in, or incorporated by reference in, the Offer to Purchase and in the related Letter of Transmittal, including the purposes and effects of the Offer. Shareholders should discuss whether to tender their Shares, and if so, how many Shares to tender and at what price or prices, with their tax advisor, financial advisor and/or broker.

All of the Company’s directors and executive officers have advised the Company that they do not intend to tender Shares pursuant to the Offer.

As of August 15, 2006, there were 493,159,568 Shares issued and outstanding. The 41,666,667 Shares the Company is offering to purchase in the Offer represents approximately 8.4% of such issued and outstanding Shares. Subject to certain limitations and legal requirements, the Company reserves the right to purchase in the Offer up to an additional 2% of its outstanding Shares (or approximately 9,863,191 Shares) without extending the Offer. The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to certain other conditions set forth in the Offer to Purchase.

In July 2006, the Company announced that, as part of its ongoing transformation plan, its Board of Directors had authorized a share repurchase program to acquire up to $3 billion of the Company’s Shares by the end of 2007. The share repurchase program, beginning with this Offer for up to $1.5 billion, is an integral part of the transformation plan.

The Company believes that the modified “Dutch Auction” tender offer represents a mechanism to provide all of its shareholders with the opportunity to tender all or a portion of their Shares and, thereby, receive a return of some or all of their investment if they so elect. The Offer provides shareholders (particularly those who, because of the size of their shareholdings, might not be able to sell their Shares without potential disruption to the Share price) with an opportunity to obtain liquidity with respect to all or a portion of their Shares, without potential disruption to the Share price and the usual transaction costs associated with market sales. In addition, if the Company completes the Offer, shareholders who do not participate in the Offer will automatically increase their relative percentage ownership interest in the Company.

The Offer also provides the Company’s shareholders with an efficient way to sell their Shares without incurring brokers’ fees or commissions associated with open market sales. Furthermore, Odd Lot Holders (as defined in the Offer to Purchase) who hold Shares registered in their names and tender their Shares directly to the Depositary and whose Shares are purchased pursuant to the Offer will avoid any applicable odd lot discounts that might be payable on sales of their Shares. However, if a shareholder owns Shares through a bank, broker, dealer, trust company or other nominee and the nominee tenders such Shares on the shareholder’s behalf, the nominee may charge the shareholder a fee for doing so. Shareholders should consult their banks, brokers, dealers, trust companies or other nominees to determine whether any charges will apply.

In accordance with the instructions to the Letter of Transmittal, shareholders desiring to tender Shares must either (1) specify that they are willing to sell their Shares to the Company at the price determined in the Offer, or (2) specify the price, not greater than $36.00 nor less than $32.50 per Share (in increments of $0.25), at which they are willing to sell their Shares to the Company in the Offer. After the Expiration Date (as defined below), the Company will examine the prices chosen by shareholders for all Shares properly tendered and not properly withdrawn. The Company then will select the lowest price (in increments of $0.25) per Share (the “Purchase Price”) within the price range specified above that will allow it to purchase 41,666,667 Shares or, if a lesser number of Shares are properly tendered, all Shares that are properly tendered and not properly withdrawn. All Shares purchased in the Offer will be purchased at the same Purchase Price regardless of whether the shareholder tendered at a lower price. If tendering shareholders wish to maximize the chance that their Shares will be purchased, they should check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined Pursuant to the Offer.” Note that this election is deemed to be a tender of Shares at the minimum price of $32.50 per Share and could result in the tendered Shares being purchased at the minimum price of $32.50 per Share. The lower end of the price range for the Offer is below the closing market price for the Shares on August 15, 2006, the last full trading day prior to the commencement of the Offer, when the closing market price on the NYSE was $34.51. See the Offer to Purchase for recent market prices for the Shares.

The term “Expiration Date” means 12:00 midnight, New York City time, on September 13, 2006. The Company may, in its sole discretion, extend the period of time during which the Offer will remain open. In the event of an extension, the term “Expiration Date” will refer to the latest time and date at which the Offer, as extended by the Company, will expire.

Only Shares properly tendered at prices at or below the Purchase Price and not properly withdrawn will be purchased. However, because of the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, all of the Shares tendered at or below the Purchase Price may not be purchased if more than the number of Shares the Company seeks are properly tendered and not properly withdrawn.

Upon the terms and subject to the conditions of the Offer, if more than 41,666,667 Shares (or such greater number of Shares as the Company may elect to purchase, subject to applicable law) are properly tendered at or below the Purchase Price and not properly withdrawn prior to the Expiration Date, the Company will purchase Shares:

•	First, from all holders of “odd lots” of less than 100 Shares who properly tender all of their Shares at or below the Purchase Price, and do not properly withdraw them before the Expiration Date;

•	Second, from all other shareholders who properly tender Shares at or below the Purchase Price, on a pro rata basis with appropriate adjustments to avoid the purchase of fractional Shares (except for shareholders who tendered Shares conditionally for which the condition was not satisfied); and

•	Third, only if necessary to permit the Company to purchase 41,666,667 Shares (or such greater number of Shares as the Company may elect to purchase, subject to applicable law), from holders who have properly tendered Shares at or below the Purchase Price conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose Shares are conditionally tendered must have properly tendered and not properly withdrawn all of these Shares before the Expiration Date.

For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore purchased), subject to the “odd lot” priority, proration and conditional tender provisions of the Offer, Shares that are properly tendered at or below the Purchase Price and not properly withdrawn, only when, as and if the Company gives oral or written notice to the Depositary of its acceptance of the Shares for payment pursuant to the Offer.

Upon the terms and subject to the conditions of the Offer, the Company will accept for payment and pay the per Share Purchase Price for all of the Shares accepted for payment pursuant to the Offer promptly after the Expiration Date. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made promptly, subject to possible delay in the event of proration, but only after timely receipt by the Depositary of (i) certificates for Shares, or a timely book-entry confirmation of the deposit of Shares into the Depositary’s account at the book-entry transfer facility (as defined in the Offer to Purchase), (ii) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile of the Letter of Transmittal) including any required signature guarantees, or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase), and (iii) any other required documents.

If any tendered Shares are not purchased, or if less than all Shares evidenced by a shareholder’s certificates are tendered, certificates for unpurchased Shares will be returned promptly after the expiration or termination of the Offer or the proper withdrawal of the Shares, or, in the case of Shares tendered by book-entry transfer at the book-entry transfer facility, the Shares will be credited to the appropriate account maintained by the tendering shareholder at the book-entry transfer facility, in each case without expense to the shareholder.

The Company expressly reserves the right, in its sole discretion and subject to applicable law, at any time and from time to time, to extend the period of time the Offer is open and delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension no later than 9:00 A.M., New York City time, on the next business day after the last previously scheduled or announced Expiration Date.

Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date. In addition, unless the Company has already accepted such tendered Shares for payment, shareholders may withdraw their tendered Shares at any time after 12:00 midnight, New York City time, on October 12, 2006. Except as otherwise provided in the Offer to Purchase, tenders of Shares pursuant to the Offer are irrevocable. For a withdrawal to be effective, a notice of withdrawal must be in written, telegraphic, telex or facsimile transmission form and must be received in a timely manner by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and any notice of withdrawal must specify the name of the tendering shareholder, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the person who tendered the Shares. A shareholder who has tendered Shares at more than one price must complete a separate notice of withdrawal for Shares tendered at each price. If the certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of those certificates, the tendering shareholder also must submit the serial numbers shown on those particular certificates for Shares to be withdrawn and, unless an Eligible Institution (as defined in the Offer to Purchase) has tendered those Shares, the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer described in the Offer to Purchase, the notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn Shares and must otherwise comply with book-entry transfer facility’s procedures.

All questions as to the form and validity, including the time of receipt, of any notice of withdrawal will be determined by the Company, in its sole discretion, which determination will be final and binding on all parties.

Generally, the receipt of cash by a U.S. Holder (as defined in the Offer to Purchase) from the Company in exchange for the Shares tendered in the Offer will be a taxable event for U.S. federal income tax purposes (and likely will be a taxable event for state and other income tax purposes). The receipt of cash for a shareholder’s tendered Shares will generally be treated for U.S. federal income tax purposes either as (1) a sale or exchange eligible for capital gain or loss treatment or (2) a distribution in respect of stock from the Company. A Non-U.S. Holder (as defined in the Offer to Purchase) will be subject to U.S. federal tax withholding at a rate of 30% on payments received pursuant to the Offer, subject to reduction by applicable treaty or exemption for income that is “effectively connected with a U.S. trade or business,” as evidenced by forms that a Non-U.S. Holder furnishes to the Depositary. All shareholders should read carefully the Offer to Purchase for additional information regarding certain tax issues and should consult their tax advisor regarding the tax effects of the Offer.

The Offer to Purchase and the Letter of Transmittal contain important information that shareholders should read carefully before they make any decision with respect to the Offer. The Offer to Purchase and the Letter of Transmittal will be mailed to record holders of the Shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominee shareholders and similar persons whose names, or the names of whose nominees, appear on the Company’s shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

Please direct any questions or requests for assistance to the Information Agent or the Dealer Managers at their respective telephone numbers and addresses set forth below. Please direct requests for additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery to the Information Agent at the telephone number and address set forth below. The Information Agent will promptly furnish to shareholders additional copies of these materials at the Company’s expense. Shareholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer.

The Depositary for the Offer is:

Mellon Investor Services

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street

New York, New York 10005

Banks and Brokers Call Collect: (212) 269-5550

All Others Call Toll-Free: (800) 487-4870

The Dealer Managers for the Offer are:

Goldman, Sachs & Co.	UBS Investment Bank
85 Broad Street	299 Park Avenue
New York, New York 10004	New York, New York 10171
Toll-Free: (800) 323-5678, ext. 7-6021	Toll-Free: (877) 827-4180
Call Collect: (212) 902-1000

August 16, 2006